UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         First National Bancshares, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    32111B104
                                ----------------
                                 (CUSIP Number)

                                Norman F. Pulliam
                               215 N. Pine Street
                        Spartanburg, South Carolina 29302
                            Telephone: (864) 948-9001
                        --------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 1, 2002
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.1313d-1(g),
check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32111B104                                                  Page 2 of 5

                                  SCHEDULE 13D

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Norman F. Pulliam
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF, OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Carolina, United States
-------- -----------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          63,200 - shares of common stock owned directly.
  EACH REPORTING PERSON          16,000 - shares that the filer has the right to
          WITH                   acquire pursuant to a warrant agreement
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER


-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 63,200 - shares of common stock owned directly.
                                 16,000 - shares that the filer has the right to
                                  acquire pursuant to a warrant agreement
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER


-------------------------- ----- -----------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         79,200
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.51%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN

-------- -----------------------------------------------------------------------

CUSIP No. 32111B104                                                  Page 3 of 5

Item 1.    Security and Issuer

         This statement relates to the Common Stock, par value $.01, of First National Bancshares, Inc. (the "Issuer"), the principal executive offices of which are located at 215 N. Pine Street, Spartanburg, South Carolina 29302.


Item 2.    Identity and Background

           This statement is being filed by Norman F. Pulliam (the "Shareholder"), a director of the Issuer, who is a citizen of the United States.

           Shareholder's principal occupation is chairman of the board of directors of Pulliam Investment Company, Inc. Shareholder's address at Shareholder's principal place of business is 812 East Main Street, Spartanburg, South Carolina 29302.

           During the last five years, Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds and Other Consideration

         The Shareholder became the beneficial owner of shares of common stock through the following transactions:

       (a) The purchase of 60,000 Shares with personal funds in the Issuer's initial offering on March 17, 2000;

       (b) Pursuant to a warrant agreement issued in consideration of his efforts as an organizer of the Issuer's subsidiary bank. The warrants cover 40,000 shares and vest ratably over five years beginning on February 10, 2001;

       (c) The purchase of 1,000 Shares on May 21, 2001, with personal funds in a private transaction for a price of $10.875 per share;

       (d) The purchase of 1,000 Shares on June 11, 2001, with personal funds in a private transaction for a price of $10.625 per share; and

       (e) The purchase of 1,200 Shares on August 20, 2001, with personal funds in a private transaction for a price of $10.646 per share.

CUSIP No. 32111B104                                                  Page 4 of 5

Item 4.    Purpose of Transaction

           The Shareholder acquired his shares for investment purposes. In the future, the Shareholder may acquire additional shares or dispose of some or all of the securities of the Issuer that he now owns. The Shareholder has no current plans to acquire more than 10% of the total number of shares outstanding.

Item 5.    Interest in the Securities of the Issuer

         (a) Purchaser beneficially owns 79,200 shares of the Company, or approximately 6.51% of the outstanding Shares, consisting of 63,200 Shares and a Warrant to purchase 16,000 Shares at a price of $10.00 per share.

         (b) Purchaser has the sole power to vote and direct the disposition of 63,200 Shares and has the right to acquire 16,000 Shares at an exercise price of $10.00 per share.

         (c) Purchaser acquired 60,000 of the Shares he beneficially owns March 17, 2000 at a price of $10.00 per share in a private transaction with personal funds. Purchaser acquired 1,000 of the Shares he beneficially owns May 25, 2001 at a price of $10.875 per share through a broker transaction. Purchaser acquired 1,000 Shares he beneficially owns June 11, 2001 at a price of $10.625 per share through a broker transaction. Purchaser acquired 1,200 Shares he beneficially owns August 20, 2001 at a price of $10.646 per share through a broker transaction.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shareholder is not a party to any contract, arrangement, understandings or relationships other than those listed herein.

Item 7.    Material to Be Filed as Exhibits

           None.


                         (Signature on subsequent page.)

CUSIP No. 32111B104                                                  Page 5 of 5

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 24, 2002

                                                    Norman F. Pulliam:


                                                    /s/ Norman F. Pulliam
                                                    ---------------------------